UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[X] PRE-EFFECTIVE AMENDMENT NO. 1

[__] POST-EFFECTIVE AMENDMENT NO.__

(Check appropriate box or boxes)

Calvert Tax-Free Reserves (Exact Name of Registrant as Specified in Charter)	Registrant's Telephone Number 800-368-2745
Address of Principal Executive Offices 4550 Montgomery Avenue, Suite 1000N Bethesda, MD 20814	Approx. Date of Proposed Public Offering: June 16, 2006 (Date of Reorganization)

Name and Address of Agent for Service:
William M. Tartikoff, Esq.
Calvert Group, Ltd.
4550 Montgomery Ave. Suite 1000N
Bethesda, MD 20814

No filing fee is due for Registrant because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Bethesda, and State of Maryland, on the 21st day of March, 2006.

CALVERT TAX-FREE RESERVES By: _________________**_________________ Barbara J. Krumsiek President and Trustee

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
__________**____________ Barbara J. Krumsiek	President and Trustee	3/21/06
__________**____________ Ronald M. Wolfsheimer	Treasurer	3/21/06
__________**____________ Richard L. Baird, Jr.	Trustee	3/21/06
__________**____________ Frank H. Blatz, Jr., Esq.	Trustee	3/21/06
__________**____________ Douglas E. Feldman	Trustee	3/21/06
__________**____________ Peter W. Gavian	Trustee	3/21/06
__________**____________ John G. Guffey, Jr.	Trustee	3/21/06
__________**____________ M. Charito Kruvant	Trustee	3/21/06
__________**____________ Arthur J. Pugh	Trustee	3/21/06
__________**____________ David R. Rochat	Trustee	3/21/06
__________**____________ D. Wayne Silby	Trustee	3/21/06

**By Ivy Wafford Duke as Attorney-in-fact, pursuant to Power of Attorney.

/s/ Ivy Wafford Duke

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March 21, 2006

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Form N-14 for California Limited-Term Municipal Fund, a series of Calvert Municipal Fund, Inc. File Numbers 811-6525 and 33-44968

Ladies and Gentlemen:

Transmitted is a pre-effective amendment to Form N-14 for California Limited-Term Municipal Fund, a series of Calvert Municipal Fund, Inc. The purpose is to file a delaying amendment pursuant to Rule 473 under the Securities Act of 1933.

In addition, on behalf of Registrant, Calvert Tax Free Reserves, I acknowledge that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As always, please feel free to contact me at 301-951-4858 with any questions or comments about this Delaying Amendment or about the Form N-14 filing as a whole.

Sincerely,

Ivy Wafford Duke
Assistant Vice President and
Associate General Counsel

cc: Kimberly Browning